News
FOR IMMEDIATE RELEASE
BMO Financial Group Declares Dividend
Toronto, May 26, 2010 — Bank of Montreal today announced that the Board of Directors declared a quarterly dividend of $0.70 per share on paid-up common shares of Bank of Montreal for the third quarter of fiscal year 2010, unchanged from the previous quarter.
Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan. Under the Plan, the Board of Directors determines whether the common shares will be purchased on the secondary market or issued by the bank from treasury. At this time, the Board of Directors has decided that the common shares purchased under the Plan will be issued from treasury at a two per cent discount from the Average Market Price (as defined in the Plan) until such time as the bank elects otherwise.
For the current quarter, the Board of Directors also declared dividends of:
•	$0.33125 a share on paid-up Class B Preferred Shares Series 5;

•	US$0.371875 a share on paid-up Class B Preferred Shares Series 10;

•	$0.28125 a share on paid-up Class B Preferred Shares Series 13;

•	$0.328125 a share on paid-up Class B Preferred Shares Series 14;

•	$0.3625 a share on paid-up Class B Preferred Shares Series 15;

•	$0.325 a share on paid-up Class B Preferred Shares Series 16;

•	$0.40625 a share on paid-up Class B Preferred Shares Series 18;

•	$0.40625 a share on paid-up Class B Preferred Shares Series 21; and

•	$0.3375 a share on paid-up Class B Preferred Shares Series 23
The dividend on the common shares is payable on August 26, 2010, to shareholders of record on August 2, 2010. The dividends on the preferred shares are payable on August 25, 2010, to shareholders of record on August 2, 2010.
The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.
For News Media Enquires:
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873
For Investor Relations Enquires:
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com